--------------------------------------------------------------------------------
SEC       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1745 (3-  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
98)       DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                                                       ----------------------------
                                  UNITED STATES                                OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION              ----------------------------
                             WASHINGTON, D.C. 20549                     OMB Number: 3235-0145
                                                                       ----------------------------
                                                                        Expires: November 30, 1999
                                  SCHEDULE 13G                         -----------------------------
                                                                        Estimated average burden
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934           hours per response. . . 14.9
                             (AMENDMENT NO. 1)*                        -----------------------------

                              Bitwise Designs Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    091747105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule  13G

CUSIP No.   091747105
            ---------
-------------------------------------------------------------------------------

1.   Names of Reporting Persons: Polaris Partners L.P.
     I.R.S. Identification Nos. of above persons (entities only).
     13-3419600

-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ......................................................................

     (b) ......................................................................

-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Citizenship or Place of Organization  Delaware
                                           ....................................
-------------------------------------------------------------------------------

                   5.   Sole Voting Power        0
Number of                                  ....................................
                   ------------------------------------------------------------
Shares
                   6.   Shared Voting Power      0
Beneficially                                ....................................
                   -------------------------------------------------------------
Owned by
                   7.   Sole Dispositive Power   0
Each                                           ................................
                   ------------------------------------------------------------
Reporting
                   8.   Shared Dispositive Power 0
Person With                                      ..............................

                   ------------------------------------------------------------


 9.  Aggregate Amount Beneficially Owned by Each Reporting Person  0
                                                                   ............
-------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                       ........................................................
-------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (11)   0%
                                                         ......................
-------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)  PN
-------------------------------------------------------------------------------
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
-------------------------------------------------------------------------------

                               SCHEDULE 13G

ITEM 1.

     (a) The name of the issuer is Bitwise Designs, Inc. (the "Issuer").

     (b) The Issuer's executive office is located at Technology Center, Rotterdam Industrial Park, Schenectady, NY 12306.

ITEM 2.

     (a) The person filing this statement is Polaris Partners L.P.
("Polaris").

     (b) Polaris is located at 530 Fifth Avenue, New York, NY 10036.

     (c) Polaris was organized under the laws of Delaware.

     (d) The security is common stock, $.001 par value.

     (e) The CUSIP Number of the security is 091747105.

ITEM 3.

     Not applicable.

ITEM 4.

     (a) Polaris beneficially owns 0 shares of the security.

     (b) The amount of shares of the security beneficially owned by Polaris is 0% of the total outstanding shares of the security.

     (c)(i) Not applicable.

       (ii) Not applicable.

      (iii) Not applicable.

       (iv) Not applicable.

ITEM 5.

     This statement is being filed to report the fact that on or before December 31, 1999, Polaris ceased to be the beneficial owner of five percent or more of the security.

ITEM 6.

     Not applicable.

ITEM 7.

     Not applicable.

ITEM 8.

     Not applicable.

ITEM 9.

     Not applicable.

Item 10.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2000                                   Polaris Partners L.P.
---------------
Date
                                                  by /s/ Peter Melhado
                                                     ---------------------------
                                                     General Partner